SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                   Form 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      Network Equipment Technologies, Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its Charter)

                Delaware                               94-2904044
    -------------------------------       ------------------------------------
      (State of Incorporation or          (I.R.S. Employer Identification No.)
             Organization)

       6500 Paseo Padre Parkway
          Fremont, California                            94555
    -------------------------------       ------------------------------------
    (Address of Principal Executive                    (Zip Code)
                Offices)

If this form relates to the             If this form relates to the
registration of a class of securities   registration of a class of securities
pursuant to Section 12(b) of the        pursuant to Section 12(g) of the
Exchange Act and is effective pursuant  Exchange Act and is effective pursuant
to General Instruction A.(c), please    to General Instruction A.(d), please
check the following box. |X|            check the following box. |_|

Securities Act registration statement file number to which this form relates:
                                                                 _______________
                                                                 (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

            Title of Each Class         Name of Each Exchange on Which
            to be so Registered         Each Class is to be Registered
            -------------------         ------------------------------

           Stock Purchase Rights            New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
             ------------------------------------------------------
                                (Title of Class)

ITEM 1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      Item 1 is hereby amended in its entirety to read as follows:

      On August 15, 1989, the Board of Directors of Network Equipment Technologies, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right" for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company. The dividend was payable on August 25, 1989 (the "Record Date") to the stockholders of record on that date. Each right initially entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at an initial price of $120 per one-hundredth of a Preferred Share (the "Initial Purchase Price"), subject to adjustment.

      On June 12, 1990, the Board of Directors of the Company approved Amendment No. 1, dated as of June 12, 1990 ("Amendment No. 1") to the Rights Agreement between the Company and The First National Bank of Boston, as Rights Agent, dated as of August 15, 1989 (the "Original Rights Agreement").

      On July 12, 1999, the Board of Directors of the Company approved Amendment No. 2, dated as of August 17, 1999 ("Amendment No. 2"; together with Amendment No. 1, the "Amendments") to the Rights Agreement between the Company and BankBoston, successor to The First National Bank of Boston, as Rights Agent (the Original Rights Agreement, together with Amendment No. 1 and Amendment No. 2, shall be referred to as the "Rights Agreement"). Among other changes, Amendment No. 2 amends the Initial Purchase Price to $80 per one one-hundredth of a Preferred Share (the "Amended Purchase Price"), subject to adjustment.

      The Rights Agreement as amended by the Amendments provides that initially, the Rights will attach to all certificates representing outstanding Common Shares, and no separate certificates evidencing the Rights ("Rights Certificates") will be distributed. Until the Distribution Date (as defined below), (i) the Rights will be evidenced solely by Common Share certificates and will be transferred with and only with such Common Share certificates, and (ii) new Common Share certificates issued after the Record Date will contain a legend incorporating the Rights Agreement, as amended, by reference.

      The Rights will separate from the Common Shares and become exercisable on the Distribution date, which is the earlier of (i) the 10th day following the first date of public announcement that an Acquiring Person (as defined below) has become such (such date of public announcement being the "Shares Acquisition Date"), or (ii) the 10th Business Day following the commencement of a tender offer or exchange offer that would result in a person or group Beneficially Owning 20% or more of the then outstanding Common Shares without the consent of a majority of Continuing Directors. An "Acquiring Person" means any Person which without the prior approval of a majority of the Continuing Directors becomes the Beneficial Owner of 15% or more of the Common Shares then outstanding. A "Continuing Director" means any existing member of the Board of Directors prior to the date of the Rights Agreement and successors approved by a majority of the Continuing Directors, and in each case who is not an Acquiring Person or an Affiliate or Associate thereof. The Company recognizes that there has been recent activity in the State of Delaware regarding "continuing director provisions." As such, the Company notes that Amendment No. 1 added a provision to Section 31 of the Rights

Agreement, as amended, which states that if "any provision requiring that a determination be made by less than the entire Board [i.e., the Continuing Directors] . . . is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, such determination shall be made by the Board."

      As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

      The Rights will expire at the Close of Business on August 24, 2009, unless earlier redeemed or exchanged by the Company as described below.

      Pursuant to Amendment No. 2, the Rights Agreement now contains a Three-year Independent Director Evaluation Provision ("Tide Provision") pursuant to which the Rights Agreement shall be evaluated by a committee of outside directors at least once every three years to determine whether the Agreement continues to be in the best interest of the Company.

      In the event that an Acquiring Person exists, then, from and after the Close of Business on the tenth day following the Shares Acquisition Date, each Right not owned by the Acquiring Person (or any Affiliate or Associate thereof) will thereafter entitle its holder to receive, upon exercise, Common Shares (or, in certain circumstances cash, property or other securities of the Company)having a value equal to two times the exercise price of the Right.

      In the event that, at any time following the Shares Acquisition Date, and without the consent of a majority of the Continuing Directors (i) the Company is acquired in a merger or other business combination transaction with another person (ii) 50% or more of the Company's assets or earning power is sold or transferred to another person, then, each Right (except Rights owned by the Acquiring Person or any Affiliate or Associate of the Acquiring Person) shall thereafter entitle its holder to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities) of such other person having a value equal to two times the exercise price of the Right.

      Upon the occurrence of any of the events descried in the foregoing two paragraphs, if any of the Rights are Beneficially Owned by an Acquiring Person or any Affiliate or Associate thereof, such Rights will become null and void and no holder thereof will have any right with respect thereto.

      The Amended Purchase Price payable, and the number of Preferred Shares issuable, upon exercise of the Rights and the number of Rights are subject to adjustment from time to time to prevent dilution (all as more fully described in the Rights Agreement).

      With certain exceptions, no adjustment in the Amended Purchase Price will be required until cumulative adjustments amount to at least 1% of the Amended Purchase Price. No fractional Preferred Shares (other than fractions which are integral multiples of one one-hundredth of a Preferred Share) or fractional Rights will be issued an, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares or Rights, respectively, prior to the date of exercise.

      At any time until the Close of Business on the tenth day following the Shares Acquisition

Date, the Company may, at its option and upon approval of a majority of the Continuing Directors, redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment in certain circumstances (the "Redemption Price"), payable, at the option of the Company in cash or Common Shares. The redemption of the Rights may be made effective at such time and on such basis and with such conditions as the Continuing Directors may approve. Upon the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      In addition, the Company may, at its option, at any time after the Close of Business on the tenth day following the Shares Acquisition Date and prior to the acquisition of 50% or more of the outstanding Common Shares by any person or group, exchange all or part (if in part, on a pro rata basis) of the then outstanding and exercisable Rights (except for Rights which have become void as described above) at an exchange ratio of one Common Share (or in certain instances equivalent fractions of Preferred Shares) for each Right, subject to adjustment in certain circumstances.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income upon the Rights becoming exercisable for Preferred Shares or Common Shares (or other consideration), upon being exercised, upon redemption or upon exchange.

      Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share initially purchasable upon exercise of each Right should approximate the value of one Common Share.

      Any of the provisions of the Rights Agreement as amended by the Amendment may be amended without the consent of the holders of Rights, at any time prior to the Distribution Date. After the Distribution Date, the Company (with the approval of a majority of Continuing Directors) may amend the provisions of the Rights Agreement without the consent of holders of Rights only in order to cure any ambiguity, defect or inconsistency, or to make changes (including, without limitation, changes to the Amended Purchase Price, the Redemption Price or any time periods specified therein) which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or an Affiliate or Associate of an Acquiring Person).

      The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by a majority of the Continuing Directors unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by a majority of the Continuing Directors since the Rights may be redeemed by the Company as described above. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors, acting on behalf of all stockholders. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the company.

      Amendment No. 2 is attached hereto as Exhibit (1) and is incorporated herein by reference. The foregoing description is qualified in its entirety by reference to the Original Rights Agreement (filed as an exhibit to the original Form 8-A, dated August 17, 1989), Amendment No. 1 (filed as an exhibit to the Amendment No. 1, dated June 15, 1990, to the Form 8-A) and to Amendment No. 2 attached hereto.

ITEM 2.     EXHIBITS.

Exhibit No.  Description
-----------  -----------
(1) Amendment No. 2, dated as of August 17, 1999, between Network Equipment Technologies, Inc. and BankBoston as Rights Agent.

                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          Network Equipment Technologies, Inc.


Date: August 17, 1999                     By: /s/ MARY ANN MORAN
                                              ------------------
                                          Name:  Mary Ann Moran
                                          Title: Secretary and General Counsel

                                  EXHIBIT INDEX

Exhibit No.  Description
-----------  -----------

(1) Amendment No. 2, dated as of August 17, 1999, between Network Equipment Technologies, Inc. and BankBoston as Rights Agent.